# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quipt Home Medical Corp., CIK 0001540013
CUSIP: 74880P104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2025 3rd Avenue North, Suite 350, Birmingham, Albania (B3), 35203
Date of event which requires filing of this statement: 02/01/2025
Filed by CIK 0001539281
Persons authorized to receive notices and communications: Robert MacArthur, 2025 3rd Avenue North, Suite 350, Birmingham, Albania (B3), 35203, 205 383 4763

## Reporting persons
- Forager Fund, L.P. (CIK 0001539281): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,199,562; shared voting power 0; sole dispositive power 4,199,562; shared dispositive power 0; aggregate amount beneficially owned 4,199,562 (9.7% of the class)
  Comment: (1) Calculated based on 43,091,273 shares of common stock of the Issuer as of December 31, 2024, as reported on the Issuer's quarterly report on Form 10-Q for the quarterly period ended December 31, 2024.
- Forager Capital Management, LLC: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,199,562; shared voting power 0; sole dispositive power 4,199,562; shared dispositive power 0; aggregate amount beneficially owned 4,199,562 (9.7% of the class)
  Comment: (1) Shares reported in this table are held by Forager Fund, L.P., of which the Reporting Person is the general partner.
  
  (2) Calculated based on 43,091,273 shares of common stock of the Issuer as of December 31, 2024, as reported on the Issuer's quarterly report on Form 10-Q for the quarterly period ended December 31, 2024.
- Edward Kissel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 4,199,562; sole dispositive power 0; shared dispositive power 4,199,562; aggregate amount beneficially owned 4,199,562 (9.7% of the class)
  Comment: (1) These shares are held by Forager Fund, L.P., of which Forager Capital Management, LLC is the general partner. The Reporting Person is a managing partner of Forager Capital Management, LLC.
  
  (2) Calculated based on 43,091,273 shares of common stock of the Issuer as of December 31, 2024, as reported on the Issuer's quarterly report on Form 10-Q for the quarterly period ended December 31, 2024.
- Robert MacArthur: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 4,199,562; sole dispositive power 0; shared dispositive power 4,199,562; aggregate amount beneficially owned 4,199,562 (9.7% of the class)
  Comment: (1) These shares are held by Forager Fund, L.P., of which Forager Capital Management, LLC is the general partner. The Reporting Person is a managing partner of Forager Capital Management, LLC.
  (2) Calculated based on 43,091,273 shares of common stock of the Issuer as of December 31, 2024, as reported on the Issuer's quarterly report on Form 10-Q for the quarterly period ended December 31, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Quipt Home Medical Corp.
Address of issuer's principal executive offices: 2025 3rd Avenue North, Suite 350, Birmingham, Albania (B3), 35203

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: This Amendment No. 1 to Schedule 13D is filed solely to include a standstill agreement agreed upon between the Reporting Persons and the Issuer as of February 1, 2025. Accordingly, Item 5 is amended and restated. No other Item is amended and accordingly, all prior reports are incorporated by reference herein.

## Signatures
- Forager Fund, L.P.: /s/ Robert MacArthur, Robert MacArthur, Managing Partner (04/01/2025)
- Forager Capital Management, LLC: /s/ Robert MacArthur, Robert MacArthur, Managing Partner (04/01/2025)
- Edward Kissel: /s/ Edward Kissel, Edward Kissel (04/01/2025)
- Robert MacArthur: Robert MacArthur, Edward Kissel (04/01/2025)